Letter Agreement

Christopher Weil & Company Core Investment Fund

February 25, 2019

TO: PFS Funds 1939 Friendship Drive, Suite C El Cajon, CA 92020 Dear Ladies and Gentlemen:

     Pursuant to a Services Agreement dated as of December 19, 2011, between PFS Funds (the “Trust”), a Massachusetts business trust, and Christopher Weil & Company, Inc. (the “Adviser”), the Adviser receives a fee of 0.50% in exchange for the provision of certain administrative services for the Christopher Weil & Company Core Investment Fund (the “Fund”), a series of the Trust, and its agreement to pay the operating expenses of the Fund, excluding management fees, brokerage fees and commissions, 12b-1 fees, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), ADR fees, fees and expenses of acquired funds and extraordinary expenses.

     Effective April 1, 2019 the Adviser hereby contractually agrees to waive a portion of the fees that it is entitled to receive under the Services Agreement to 0.20% with respect to the Fund's average daily net assets greater than $35 million through March 31, 2020. The Services Agreement fee waiver with respect to the Fund will automatically terminate on March 31, 2020, unless it is renewed by the Adviser. The Adviser may not terminate the fee waiver before March 31, 2020.

Very truly yours, Christopher Weil & Company, Inc. By: /s/ John Wells Print Name: John Wells Title: President

Acceptance: The foregoing agreement is hereby accepted.

PFS Funds By: /s/ Jeffrey R. Provence Print Name: Jeffrey R. Provence Title: Treasurer